UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 27, 2018, Arie Belldegrun, Chairman of the Board of Directors of UroGen Pharma Ltd. (the “Company”), exercised options to purchase 10,000 ordinary shares, par value NIS 0.01 per share (“Shares”), of the Company at an exercise price of $17.67 per share and exercised options to purchase 20,000 Shares of the Company at an exercise price of $43.67 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UROGEN PHARMA LTD.

September 28, 2018	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer